STONEHAVEN, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
as a PUBLIC document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-53699

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Stonehaven, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

275 Madison Avenue, Suite 2002
(No. and Street)

New York	New York	10016
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher Yager	516-474-8187	cyager@stonehaven-llc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Berkower LLC
(Name – if individual, state last, first, and middle name)

517 Route One, Suite 4103	Iselin	New Jersey	08830
(Address)	(City)	(State)	(Zip Code)

09/18/2003	217
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Christopher Yager, affirm that, to the best of my knowledge and belief the financial report pertaining to the firm of Stonehaven, LLC, as of December 31, 2021 are true and correct. I further affirm that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Christopher Yager
Chief Financial Officer

Notary Public

LEROY VINSON NOTARY My Comm. Expires May 7, 2023 No. GG 332018 PUBLIC STATE OF FLORIDA

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of Financial Condition.
- ☑ (b) Notes to the statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to financial statements.
- ☐ (h) Computation of net capital.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STONEHAVEN, LLC

CONTENTS

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712
berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Stonehaven, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **Stonehaven, LLC** (the "Company") as of December 31, 2021 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2012.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 31, 2022

STONEHAVEN, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

ASSETS

Cash and cash equivalents	$	999,305
Accounts receivable (net of allowance for doubtful accounts of $20,005)		6,016,168
Due from related parties		226,141
Investments		401,412
Prepaid expenses and other assets		85,321
Property and equipment (net of accumulated depreciation of $147,540)		15,930
Total assets	$	7,744,277

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Commissions payable	$	2,837,338
Accounts payable and accrued expenses		278,332
Total liabilities		3,115,670
MEMBER'S EQUITY		4,628,607
Total liabilities and member's equity	$	7,744,277

See accompanying notes to statement of financial condition.

---

1. **NATURE OF OPERATIONS**

Stonehaven, LLC (the "Company") converted its state of formation to Delaware on January 6, 2009. The Company is a single-member limited liability company wholly owned by Stonehaven Holdings, LLC (the "Parent"). The Company's operations are conducted from its office in New York City.

The Company's business activities include raising capital from primarily institutional investors for private offerings as well as certain financial advisory services.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Commodities Futures Trading Commission ("CFTC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). The Company provides referral business and sales of private placement interests to institutional clients on a fully disclosed basis.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates. As of December 31, 2021, significant estimates included accounts receivable and commissions payable.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. As of December 31, 2021, cash and cash equivalents were held at two major U.S. financial institutions. At times, cash balances held at any individual financial institution may exceed the insurance limits provided by the Federal Deposit Insurance Corporation ("FDIC").

Investments

As of December 31, 2021, the Company held investments which are recorded at fair value on the statement of financial condition. The Company established a fair value hierarchy which prioritizes and ranks the level of market price observability used in measuring investments at fair value. Level 1 instruments are based on quoted prices in active markets. Level 2 instruments are based on inputs that are observable but for which models or valuations need to be performed. Level 3 instruments are valued based on inputs that are unobservable and include situations where there is little or no market activity. Level 3 assets require significant judgement or estimates by Company management.

Accounts Receivable

Accounts receivable includes fee income due from clients. Included in accounts receivable are long-term receivables related to fee income that are generally paid in installments over a period of three to four years. Accounts receivable are assessed periodically for collectability and an allowance is recognized for doubtful

accounts, if required. Accounts receivable includes $3,897,655 for fees on commitment-based closed end funds which are received in installments over a period of three to four years.

Allowance for Doubtful Accounts

On January 1, 2020, the Company adopted ASC Topic 326, *Financial Instruments – Credit Losses* ("ASC 326"), which replaces the incurred loss methodology with the current expected credit loss ("CECL") methodology. The new guidance applies to financial assets measured at amortized cost, held-to-maturity debt securities and off-balance sheet credit exposures. For on-balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets.

The Company adopted ASC 326 using the modified retrospective approach for all in-scope assets as of January 1, 2020, which requires a cumulative effect adjustment upon adoption. The Company generally does not require collateral and establishes an allowance for credit losses based upon factors surrounding the credit quality of the counterparty, historical experience and age of the accounts receivable balances.

After concluding that a reserved accounts receivable balance is no longer collectible, the Company will reduce both the gross receivable and the allowance for credit losses. As of December 31, 2021, there was an allowance of $20,005 placed against the accounts receivable balance.

Property and Equipment

Property and equipment are valued at cost. Depreciation is computed using the straight-line method over the estimated useful lives (3-5 years) of the related assets. Leasehold improvements are amortized over the remaining life of the lease. As of December 31, 2021, all property and equipment were fully depreciated.

Forgivable Loans – Paychex Protection Program (PPP)

The Company's policy is to account for forgivable loans received through the Small Business Administration (SBA) under the Coronavirus Aid, Relief and Economic Security Act (CARES Act) Paycheck Protection Program as debt in accordance with ASC Topic 470, *Debt* ("ASC 470"), and other related accounting pronouncements. The forgiveness of debt, in whole or in part, is recognized once the debt is extinguished, which occurs when the Company is legally released from the liability by the SBA.

During 2021, the Company was notified that its loan, under the Paycheck Protection Program, was forgiven as of August 3, 2021. The principal forgiven totaled $198,760.

Leases

The Company accounts for leases in accordance with ASC 842, *Leases*. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. As of December 31, 2021, the Company did not have obligations as a lessee in an operating lease and, as such, did not recognize a lease liability or ROU on its statement of financial condition.

Income Taxes

The Company is a single member limited liability company for U.S. federal and state income tax purposes. The Parent is responsible for the payment of income taxes and all tax liabilities are assumed by the Parent. The Company is not a tax paying entity for Federal income tax purposes and thus no federal, state or local income tax expense has been recorded in the accompanying financial statements. Income of the Company is taxed to the member in its respective returns. Certain state and local authorities levy taxes or fees on the Company based on its net income.

In accordance with GAAP, the Company's management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority based on the technical merits of the position.

The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the relevant taxing authority. Based on its analysis, the Company's management has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2021. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal and U.S. state tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the period ended December 31, 2021. The Company is no longer subject to federal, state or local tax examinations by authorities for the years before 2018.

3. **401(K) PROFIT SHARING PLAN**

The Company has a 401(K) plan ("Plan") to provide retirement benefits for its employees. Employees may contribute part of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. The Company does not match employee contributions to the Plan.

4. **INVESTMENTS MEASURED AT FAIR VALUE**

Fair value investments are presented within Company's statement of financial condition. The Company established a fair value hierarchy which is explained in further detail in Note 2.

The estimated value of these investments are based on quoted prices, where available, and the use of complex calculations and modeling where quoted prices are not available. As of December 31, 2021, the Company held $226,369 of Level 1 common stock, and also held stock in private company and warrants with an estimated aggregate fair value of $175,043 which are included in Level 3 instruments. The fair value of Level 3 instruments was determined based on reference to the most recent financing round of the issuer or through the use of the Black Scholes financial model. The warrants held by the Company are subject to certain restrictions prior to exercising.

5. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital of the greater of 6 2/3% aggregate indebtedness or $45,000 minimum net capital, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2021, the Company's ratio of aggregate indebtedness to net capital was approximately 8.2 to 1 and its net capital of $372,726 was in excess of its net capital requirement by $169,028.

6. **RISK CONCENTRATIONS**

For the year ended December 31, 2021, three clients represented approximately 51% of the total fee income of the Company. At December 31, 2021, the receivable from these clients represented approximately 82% of the total accounts receivables balance. Subsequent to December 31, 2021, the Company collected the entire balance due from the clients.

7. **LONG-TERM DEBT**

During 2021, the Company's long-term debt was forgiven in full, a total principal balance of $198,760, by the SBA under the CARES Act Paycheck Protection Program. As of December 31, 2021, the Company no longer carried any long-term debt on its balance sheet.

8. **COMMITMENTS AND CONTINGENCIES**

Litigation

In the normal course of business, the Company may be involved in various legal matters, some of which may involve claims of substantial amounts. It is the opinion of management, after consultation with external counsel, that there are no matters pending against the Company that could have a material adverse effect on the financial statements of the Company at December 31, 2021.

Indemnification

The Company enters into contracts that contain a variety of indemnification obligations. The Company's maximum exposure under these arrangements is not known; however, the Company currently expects any associated risk of loss to be insignificant. In connection with these matters, the Company may incur legal expenses, which are expensed as incurred.

9. **RELATED PARTY TRANSACTIONS**

From time to time, the Company and various affiliated entities incur costs on each other's behalf. As of December 31, 2021, the Company was due $220,974 by Stonehaven Holdings, LLC, $175,585 by Stonehaven Nexus, LLC and $84 by Stonehaven Capital Partners, LLC. The Company owed $170,502 to Stonehaven Nexus, LLC.

10. **SUBSEQUENT EVENTS**

The Company has evaluated the impact of subsequent events through the date the financial statements were issued and determined there were no subsequent events that would have required adjustment to the financial statements or further disclosure in the accompanying notes.